Kathryn A. Mikells
Executive Vice President & Chief Financial Officer

May 10, 2013

Via EDGAR

Craig D. Wilson
Sr. Asst. Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Xerox Corporation
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 21, 2013
File No. 001-04471

Dear Mr. Wilson:

Reference is made to your letter dated May 1, 2013 addressed to Ursula Burns, Chief Executive Officer of Xerox Corporation (the “Registrant” or the “Company”). Our responses to the comments raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter.

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-849-2505 or Joseph H. Mancini, Jr., Vice President and Chief Accounting Officer, at 203-849-2533.

Sincerely,

/S/ Kathryn A. Mikells

Kathryn A. Mikells
Executive Vice President and Chief Financial Officer

C:    J. Mancini
R. Rohn (SEC)

Xerox Corporation
45 Glover Avenue
Norwalk, CT 06856-4505
Phone: 203-849-2505

Exhibit 13
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies
Business Combinations and Goodwill, page 8

1.
We note in your 1st Quarter Earnings Release dated April 23, 2013, Document Technology revenue was down 9% for the quarter. Please tell us your consideration of providing the following disclosures related to goodwill:

•
A discussion of the degree of uncertainty associated with the key assumptions used. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:      In the discussion of our 2012 annual goodwill impairment test, we disclosed the assumptions which formed the basis for estimating the future cash flows included in our discounted cash flow (DCF) analysis that was used to value our Document Technology reporting unit. As noted in that disclosure, the assumptions were consistent with historical results as well as our forecasted long-term business model and gave appropriate consideration to the current economic environment and markets that we serve. In addition, the assumptions were consistent with the earnings guidance we provided to investors and analysts for 2013 and future years. Accordingly, other than the risk factors normally associated with our forward looking information, our assumptions did not anticipate any specific or unique event, risk or uncertainty in the short-term associated with our projections. In addition, since the DCF analysis reflects a long-term outlook, the projections were prepared on a full-year basis and, as discussed below, we believe those full-year projections are still considered appropriate. Therefore, we believed our overall disclosures were adequate.

We acknowledge the staff's comment regarding the 9% revenue decline in Document Technology in the first quarter 2013. However, as disclosed in our earnings release and Form 10-Q for the first quarter 2013, we believe the noted decline was largely due to timing factors and that a recovery is expected in the remainder of the year to bring the results for this business back in line with the assumptions reflected in our 2012 DCF analysis. Those timing factors included a staggered launch beginning in February of our new mid-range products. This staggered launch negatively impacted equipment sale revenue, as well as related post-sale revenues, in the first quarter 2013. Revenues from our mid-range product group are the largest portion of Document Technology revenues. We noted that second quarter equipment revenues are expected to improve as a result of the full roll-out of this new platform, which includes 16 new products, and this expectation is supported by the order backlog going into the second quarter 2013, which was up more than 25% year-over-year. In addition, we also noted that we expect improvement in revenues from our high-end equipment as well as expanded coverage in the small and medium sized business market, which, combined with the full product launch, should improve revenues over the remainder of the year and bring results in line with our projections.

Our first quarter 2013 disclosures also indicated that we expect to continue our focus on the Document Technology business cost base and that we expect to do additional restructuring in the second quarter 2013 to reduce those costs. These factors are likewise consistent with the disclosures regarding our assumptions in the 2012 Annual Report, where we noted that we expect to continue to manage costs as a result of the expected decline in revenues over the next several years. This is also consistent with our historical practice to manage our cost base to match revenue declines. Lastly, notwithstanding the 9% revenue decline in Document Technology in the first quarter of 2013, we continue to believe that the assumptions reflected in our 2012 DCF analysis for Document Technology are reasonable and this expectation is reflected in our 2013 full-year guidance for earnings and cash flow, which remain unchanged.

Although we believe the first quarter 2013 revenue decline in Document Technology is largely due to timing factors and that recovery to our projected assumptions reflected in the 2012 DCF analysis is expected, as noted in our 2012 Annual Report disclosures, we will to continue to monitor the impact of economic, market and industry factors impacting our Document Technology business throughout 2013.

Document Technology Segment, page 22

2.
We note your decline in Document Technology revenue over the past two fiscal years and that this decline continues into the 1st quarter of 2013. Please tell us your consideration as to whether this decline is a trend in your business that should be disclosed. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:      We believe this decline is a trend in our Document Technology segment that will continue over the next several years as we transform our Company from a technology based equipment company to an outsourcing services based entity as customers continue to migrate to more services based offerings, which are reported within our Services segment. However, we also believe that we have provided adequate disclosure of this expected trend in our 2012 Annual Report. In the Financial Overview section of our MD&A on page 3, we discuss the 2013 expectations for our Document Technology business, including the expectation of a decline in revenues in 2013. In addition, in our discussion of our 2012 annual goodwill impairment test on page 8, our projections for the Document Technology business indicate that we expect a revenue decline of 2 to 3% over the next several years. Lastly, in our discussion of the results of our Document Technology segment in our earnings releases as well as Form 10-Q’s and Annual Reports, we have consistently noted the impact on revenues from the migration of customers to our services offerings, as well as the impact on revenues from price and page declines. We believe these collective disclosures satisfy the disclosure requirements of Item 303(a)(3)(ii) of Regulation S-K and adequately disclose this noted trend in the business. However, we acknowledge the Staff’s comment, and in future filings we will ensure that we make the collective disclosure of this trend more prominent, specifically in our discussion of the results for the Document Technology segment.

    3